UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C.  20549



                     SCHEDULE 13G

       Under the Securities Exchange Act of 1934

                   (Amendment No. 2)*

                  Kohl's Corporation
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                      500255 10 4
                    (CUSIP Number)


Check the following box if a fee is being paid with
this statement  [   ].

(A fee is not required only if the filing person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.   500255 10 4          13G          Page 2 of 5 Pages


    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Peter M. Sommerhauser
                SS#  ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A   (a) [ ]
           GROUP *
                                                        (b) [X]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF
           ORGANIZATION

                United States
                        5     SOLE VOTING POWER

     NUMBER OF                     9,171,526
      SHARES
   BENEFICIALLY         6     SHARED VOTING POWER
       OWNED
        BY                         730,606
       EACH
     REPORTING          7     SOLE DISPOSITIVE POWER
      PERSON
       WITH                        9,171,526

                        8     SHARED DISPOSITIVE POWER

                                   730,606

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

                9,902,132

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES *

           [ X ]

   11      PERCENT OF CLASS REPRESENTED BY
           AMOUNT IN ROW 9

                13.4%

   12      TYPE IN REPORTING PERSON *

                IN

Item 1(a)  Name of Issuer:

          Kohl's Corporation

Item 1(b)  Address of Issuer's Principal Executive
           Offices:

          N56 W17000 Ridgewood Drive
          Menomonee Falls, WI  53051

Item 2(a)  Name of Person Filing:

          Peter M. Sommerhauser

Item 2(b)  Address of Principal Business Office or, if
           None, Residence:

          780 N. Water Street
          Milwaukee, WI  53202

Item 2(c)  Citizenship:

          United States

Item 2(d)  Title of Class of Securities:

          Common Stock, $.01 par value per share.

Item 2(e)  CUSIP Number:

          500255 10 4

Item 3.   If this statement is filed pursuant to Rule
13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)  [   ]  Broker or Dealer
                  registered under Section 15 of the
                  Securities Exchange Act of 1934 (the
                  "Act").

                  (b)  [   ]  Bank as defined in
                  Section 3(a)(19) of the Act.

                  (c)  [   ]  Insurance Company as
                  defined in Section 3(a)(9) of the
                  Act.

                  (d)  [   ]  Investment Company
                  registered under Section 8 of the
                  Investment Company Act of 1940.

                  (e)  [   ]  Investment Adviser
                  registered under Section 203 of the
                  Investment Advisers Act of 1940.

                  (f)  [   ]  Employee Benefit Plan,
                  Pension Fund which is subject to the
                  provisions of the Employee
                  Retirement Income Security Act of
                  1974 or Endowment Fund;  see
                  240.13d-1(b)(1)(ii)(F).

                  (g)  [   ]  Parent Holding Company,
                  in accordance with 240.13d-
                  1(b)(ii)(G).  (Note:  See Item 7).

                  (h)  [   ]  Group, in accordance
                  with 240.13d-1(b)(ii)(H).

Item 4.   Ownership

     (a)  Amount Beneficially Owned:
          9,902,132

     (b)  Percent of Class:
          13.4%

     (c)  Number of shares to which such person has:

          (i)   sole power to vote or to direct the vote:
                9,171,526

          (ii)  shared power to vote or to direct the vote:
                730,606

          (iii) sole power to dispose or to direct the disposition of:
                9,171,526

          (iv)  shared power to dispose or to direct the disposition of:
                730,606

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          The shares covered by this Schedule 13G
include shares held in trust for the benefit of members of the family of Mr. William S. Kellogg (5,632,212 shares), Mr. Jay H. Baker (634,446 shares), Mr. John F.
Herma (3,204,236 shares) and certain other former or current executive officers of the Company (159,974 shares), as to which Mr. Sommerhauser, as trustee, has sole or shared voting and investment power. Also includes 96,160 shares held by charitable foundations for which Mr. Sommerhauser acts as a director and may be deemed to have shared voting and investment power.
Excludes 43,000 shares held in trust for the benefit of members of Mr. Sommerhauser's family as to which Mr.
Sommerhauser has no voting or investment power.

Item 7.   Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable

Item 8. Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.


January 15, 1997             /s/ Peter M. Sommerhauser
                             --------------------------
                             Peter M. Sommerhauser